Exhibit 4.7
JPMorgan Chase Bank, National Association
London Branch
P.O. Box 161
60 Victoria Embankment,
London EC4Y 0JP
England
Confirmation of Additional OTC Warrant Transaction

Date:	March 2, 2007

To:	Mylan Laboratories Inc. (“Counterparty”)

From:	JPMorgan Chase Bank, National Association, London Branch (“JPM”)

JPM Reference: 2725356
Dear Sir / Madam:
     The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the above-referenced transaction entered into between Counterparty and JPM on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the Agreement specified below.
     The definitions and provisions contained in the 2000 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions” and, together with the Swap Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern, and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. References herein to a “Transaction” shall be deemed to be references to a “Share Option Transaction” for the purposes of the Equity Definitions and to a “Swap Transaction” for the purposes of the Swap Definitions. For purposes of this Transaction, “Warrant Style”, “Warrant Type”, “Number of Warrants” and “Warrant Entitlement” (each as defined below) shall be used herein as if such terms were referred to as “Option Style”, “Option Type”, “Number of Options” and “Option Entitlement”, respectively, in the Definitions.
     This Confirmation evidences a complete binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. This Confirmation (notwithstanding anything to the contrary herein), shall be subject to, and form part of, an agreement in the 1992 form of the ISDA Master Agreement (Multicurrency Cross Border) (the “Master Agreement” or “Agreement”) as if we had executed an agreement in such form (but without any Schedule and with elections specified in the “ISDA Master Agreement” Section of this Confirmation) on the Trade Date. In the event of any inconsistency between the provisions of that Agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction. The parties hereby agree that the Transaction evidenced by this Confirmation shall be the only Transaction subject to and governed by the Agreement.
     The terms of the particular Transaction to which this Confirmation relates are as follows:
JPMorgan Chase Bank, National Association
Organised under the laws of the United States as a National Banking Association.
Main Office 1111 Polaris Parkway, Columbus, Ohio 43271
Registered as a branch in England & Wales branch No. BR000746. Registered
Branch Office 125 London Wall, London EC2Y 5AJ
Authorised and regulated by the Financial Services Authority

General Terms:

Trade Date:	March 2, 2007

Effective Date:	March 7, 2007 (the “scheduled Effective Date”) subject to cancellation of the OTC Warrant Transaction prior to 5:00 p.m. (New York City time) on such date by the Counterparty or JPM.

Warrant Style:	European

Warrant Type:	Call

Seller:	Counterparty

Buyer:	JPM

Shares:	Shares of common stock, $0.50 par value, of Counterparty (Security Symbol: “MYL”).

Number of Warrants:	1,114,828

Daily Number of Warrants:	For any day, the unexercised Number of Warrants on such day divided by the remaining number of Expiration Dates (including such day) and rounded down to the nearest whole number, with the balance of the Number of Warrants exercised on the final Expiration Date.

Warrant Entitlement:	One (1) Share per Warrant

Strike Price:	$31.20

Premium:	$1,890,000

Premium Payment Date:	The Effective Date; provided no cancellation of the OTC Warrant Transaction has occurred prior to 5:00 p.m. (New York City time) on such date.

Exchange:	New York Stock Exchange

Related Exchange(s):	All Exchanges

Full Exchange Business Day:	A Scheduled Trading Day that has a scheduled closing time for its regular trading session at 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the Exchange and is not a Disrupted Day.

Procedures for Exercise:

Expiration Time:	11:59 p.m. (New York City time).

Expiration Dates:	The eighty (80) consecutive Full Exchange Business Days beginning on and including April 17, 2012 each shall be an Expiration Date for a number of Warrants equal to the Daily Number of Warrants on such date.

Exercise Dates:	Each Expiration Date

Automatic Exercise:	Applicable; provided that Section 3.4(b) of the Equity Definitions shall apply to Net Physical Settlement; and provided further that, unless all Warrants have been previously exercised hereunder, a number of Warrants for each Expiration Date equal to the Daily Number of Warrants for such Expiration Date shall be deemed to be automatically exercised.

Counterparty’s Telephone Number and Telex and/or Facsimile Number and Contact Details for purpose of Giving Notice:	Mylan Laboratories Inc. 1500 Corporate Drive, Canonsburg, PA 15317 Attention: Edward J. Borkowski Telephone No.: 724-514-1870 Facsimile No.: 724-514-1871

JPMorgan Chase Bank, National Association
277 Park Avenue, 11th Floor
New York, NY 10172
Attention: Eric Stefanik, Operations Analyst
EDG Corporate Marketing
Facsimile No.: +1 212 622 5814
Telephone No.: +1 212 622 8534
Valuation:

Valuation Dates:	Each Exercise Date

Settlement Terms:

Cash Settlement:	Applicable; provided that it shall be a condition of Counterparty’s right to elect Cash Settlement that on the date of the Cash Settlement election, none of Counterparty, its directors, executive officers, or any person controlling, or exercising influence over, its decision to elect Cash Settlement is in possession of any material non-public information with respect to Counterparty or the Shares. If Counterparty elects to settle the Transaction by Cash Settlement, Counterparty represents and agrees that:

(i) Counterparty is not, on the date of the Cash Settlement election, and will not be, on any day during the period from and including the first Expiration Date to and including the final Expiration Date, engaged in a distribution, as such term is used in Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

(ii) during the period from and including the first Expiration Date to and including the final Expiration Date, without the prior written consent of JPM, the Counterparty shall not, and shall cause its affiliates and affiliated purchasers (each as defined in Rule 10b-18 under the Exchange Act) not to, directly or indirectly (including, without limitation, by means of a derivative instrument) purchase, offer to purchase, place any bid or limit order that would effect a purchase of, or commence any tender offer relating to, any Shares (or equivalent interest, including a unit of beneficial interest in a trust or limited partnership or a depository share) or any security convertible into or exchangeable for the Shares.

Settlement Currency:	USD

Settlement Price:	For each Valuation Date, the Volume Weighted Average Price of the Shares (“VWAP”) calculated from 9:45 a.m. to 3:45 p.m., as observed under the heading Bloomberg VWAP on Bloomberg page MYL.N <equity> VAP (or any successor thereto) (or if such volume-weighted average price is unavailable, the market value of one Share on such Valuation Date, as determined by the Calculation Agent); provided that if the scheduled weekday closing time of the Exchange for any Valuation Date is later than 4:00 p.m. (without regard to after hours or any other trading outside of the regular trading session hours) the VWAP shall be calculated for such Valuation Date from 9:45 a.m. until 15 minutes prior to such later closing time of the Exchange.

Section 6.3(a) of the Equity Definitions is hereby amended by replacing clause (ii) in its entirety with “(ii) and Exchange Disruption, or” and inserting immediately following clause (iii) the phrase “; in each case that the Calculation Agent determines is material.”

Cash Settlement Payment Date:	With respect to each Valuation Date, three (3) Currency Business Days after the final Valuation Date.

Settlement Method Election:	Applicable with respect to Cash Settlement or Net Physical Settlement only.

Electing Party:	Counterparty

Cash Settlement Method Election Date:	The tenth (10th) Scheduled Trading Day immediately preceding the first Expiration Date.

Default Settlement Method:	Net Physical Settlement

Net Physical Settlement:	In the event that the Counterparty elects to settle this Transaction by Net Physical Settlement, subject to subject to “Conditions Relating to Net Physical Settlement” below, Counterparty shall deliver to JPM on the Settlement Date a number of Shares (the “Delivered Shares”) equal to the Share Delivery Quantity, provided that in the event that the number of Shares calculated comprises any fractional Share, the Share Delivery Quantity shall be rounded up or down to the nearest integral number of Shares, only whole Shares shall be delivered and an amount in cash equal to the value of such fractional share shall be payable by the Counterparty to JPM in lieu of such fractional Share.

Share Delivery Quantity:	For each Exercise Date, a number of Shares, as calculated by the Calculation Agent, equal to the Net Physical Settlement Amount for such Exercise Date divided by the Settlement Price on the Valuation Date in respect of such Settlement Date plus an amount in cash in lieu of any fractional shares (based on the applicable Settlement Price).

Net Physical Settlement Amount:	For any Exercise Date, an amount equal to the product of (i) the Number of Warrants being exercised on the relevant Exercise Date, (ii) the Strike Price Differential for such Exercise Date and (iii) the Warrant Entitlement.

Strike Price Differential:	For any Valuation Date, (i) if the Settlement Price is greater than the Strike Price, an amount equal to the excess of such Settlement Price over the Strike Price for such Valuation Date or (ii) if such Settlement Price is less than or equal to the Strike Price, zero.

Settlement Date:	Settlement with respect to each Exercise Date shall occur on the third (3rd) Full Exchange Business Day following the final Valuation Date, provided that JPM shall have the right to request by prior written notice to Counterparty a Settlement Date with respect to any Exercise Date and the related Share Delivery Quantity that is three (3) Full Exchange Business Days following such Exercise Date. Such request shall not unreasonably be denied.

Conditions Relating to Net Physical Settlement:	If, on or before the 30th Business Day following delivery of Shares hereunder, JPM notifies the Counterparty that JPM has reasonably determined after advice from counsel that there is a considered risk that such Shares are subject to restrictions on transfer in the hands of JPM pursuant to the rules and regulations promulgated under the Securities Act of 1933, as amended (“Securities Act”), then Counterparty shall either (i) deliver Shares that are covered by an effective registration statement of Counterparty for immediate resale by JPM or (ii) agree to deliver additional Shares in the amount and manner specified in sub-paragraph (B) or (C), as applicable, hereto.

(A) If Counterparty elects to deliver Shares as described in above clause (i), then promptly following such notification from JPM

(a) Counterparty shall afford JPM a reasonable opportunity to conduct a due diligence investigation with respect to Counterparty that is customary in scope for underwritten offerings of equity securities registered for resale;

(b) Counterparty shall promptly file and use commercially reasonable efforts to obtain the effectiveness of a registration statement for immediate resale (the “Registration Statement”) in form and content reasonably satisfactory to JPM and filed pursuant to Rule 415 under the Securities Act, and such prospectuses as JPM may reasonably request to comply with the applicable prospectus delivery requirements (the “Prospectus”) for the resale by JPM of such number of Shares as JPM shall reasonably specify in accordance with this paragraph, such Registration Statement to be effective and Prospectus to be current until the earliest of the date on which (1) all Delivered Shares have been sold by JPM, (2) JPM has advised Counterparty that it no longer requires that such Registration Statement be effective, (3) all remaining Delivered Shares could be sold by JPM without registration pursuant to Rule 144 promulgated under the Securities Act (the “Registration Period”) or (4) Counterparty has provided a legal opinion of nationally recognized counsel in form and substance satisfactory to JPM (with customary assumptions and exceptions) that the Shares issuable upon exercise of these Warrants will be freely tradable under the Securities Act upon delivery to JPM and not subject to any legend restricting transferability. It is understood that the Registration Statement and Prospectus may cover a number of Shares equal to the aggregate number of Shares (if any) reasonably estimated by JPM to be potentially deliverable by Counterparty in connection with Net Physical Settlement hereunder (not to exceed the Maximum Deliverable Share Amount) and shall be subject to the same suspension of sales during “blackout dates” as provided in the following paragraph; and

(c) Counterparty will enter into a registration rights agreement with JPM in form and substance reasonably acceptable to JPM and Counterparty (“Registration Rights Agreement”), which agreement will contain among other things, customary representations and warranties and indemnification, restrictions on sales during “blackout dates”, provide for delivery of comfort letters, opinions of counsel, due diligence rights and other rights relating to the registration of a number of Shares equal to the number of Delivered Shares and other Shares deliverable hereunder up to the Maximum Deliverable Share Amount.

(d) Counterparty shall promptly pay to JPM a $0.04 per Share fee with all Shares delivered in connection with Net Physical Settlement pursuant to a Registration Statement.

(B) If Counterparty elects to deliver Shares as described in above clause (ii), then promptly following such notification from JPM

(a) Counterparty shall afford JPM and any potential institutional purchaser of any Shares identified by JPM a reasonable opportunity to conduct a due diligence investigation with respect to Counterparty that is customary in scope for private placements of equity securities by a publicly reporting company (if Counterparty is a publicly reporting company at such time) to institutional purchasers subject to execution of any customary confidentiality agreements;

(b) Counterparty shall enter into an agreement (a “Private Placement Agreement”) with JPM on commercially reasonable terms in connection with the private placement of such Shares by Counterparty to JPM or an affiliate and the private resale of such shares by JPM or such affiliate, substantially similar to private placement purchase agreements customary for private placements of equity securities by a publicly reporting company (if Counterparty is a publicly reporting company at such time) to institutional purchasers, in form and substance commercially reasonably satisfactory to JPM and Counterparty, which Private Placement Agreement shall include reasonable and customary provisions relating to the indemnification of, and contribution in connection with the liability of, JPM and its affiliates, shall provide for the payment by Counterparty of all reasonable expenses in connection with such resale, including all reasonable and documented fees and expenses of counsel for JPM, shall contain representations, warranties and agreements of Counterparty reasonably necessary or advisable to establish and maintain the availability of an exemption from the registration requirements of the Securities Act for such resales, and shall use reasonable best efforts to provide for the delivery of accountants’ “comfort letters” to JPM or such affiliate with respect to the financial statements and certain financial information contained in or incorporated by reference into any offering memorandum prepared for the resale of such Shares;

(c) JPM shall sell the Delivered Shares in a commercially reasonable manner, in good faith and in accordance with the terms and limitations set forth in the Private Placement Agreement until the amount received by JPM for the sale of the Shares (the “Proceeds Amount”) is equal to the Net Physical Settlement Amount. Any remaining Delivered Shares shall be returned to Counterparty. If the Proceeds Amount is less than the Net Physical Settlement Amount, Counterparty shall promptly deliver upon notice from JPM additional Shares to JPM until the dollar amount from the sale of such Shares by JPM equals the difference between the Net Physical Settlement Amount and the Proceeds Amount. In no event shall Counterparty be required to deliver to JPM a number of Shares greater than the Maximum Deliverable Share Amount.

(C) Notwithstanding the foregoing: (I) if Counterparty has elected to deliver Shares as described in clause (i) above and either (a) Counterparty does not provide for the sale of the Shares under the Registration Statement as provided in the Registration Rights Agreement or (b) some Shares cannot be registered under the Registration Statement due to Rule 415(a)(4) under the Securities Act, then the provisions of sub-paragraph (B) shall apply to the extent Counterparty has not satisfied its obligations hereunder by the delivery of Shares pursuant to sub-paragraph (A). (II) If sub-paragraph (B) is applicable and Counterparty fails to satisfy its obligations under such sub-paragraph (B), then Counterparty may deliver unregistered Shares of equivalent value to the Net Physical Settlement Amount (or, if applicable, the unsatisfied portion thereof). The value of any unregistered Shares so delivered shall be discounted to reflect an appropriate liquidity discount (determined by JPM in a commercially reasonable manner). (III) If some or all of the Delivered Shares cannot be used to close out stock loans in the shares of Counterparty entered into to establish or maintain short positions by JPM in connection with this Transaction without a prospectus being required by applicable law to be delivered to such lender, then the value of any such Delivered Shares shall reflect an additional discount as determined by JPM in good faith and in a commercially reasonable manner and the number of Shares deliverable shall be correspondingly increased, except where, pursuant to paragraph (A)(d) above, a $0.04 fee has been paid or is payable in respect of such Delivered Shares. JPM and Counterparty agree that actual damages would be difficult to ascertain under these circumstances and that the amount of liquidated damages resulting from the determination in the preceding sentence is a good faith estimate of such damages and not a penalty. In no event shall Counterparty be required to top-up any delivery in cash or deliver to JPM a number of Shares greater than the Maximum Deliverable Share Amount.

Limitations on Net Physical Settlement by Counterparty:	Notwithstanding anything herein or in the Agreement to the contrary, the number of Shares that may be delivered at settlement by Counterparty shall not exceed the product of 2.0 times the initial Number of Warrants at any time (“Maximum Deliverable Share Amount”), as adjusted by the Calculation Agent to account for any subdivision, stock-split, reclassification or similar dilutive event with respect to the Shares.

Counterparty represents and warrants that the number of Available Shares as of the Trade Date is greater than the Maximum Deliverable Share Amount. Counterparty covenants and agrees that (i) Counterparty shall not take any action of corporate governance or otherwise to reduce the number of Available Shares below the Maximum Deliverable Share and (ii) Counterparty shall use its reasonable efforts to cause the number of Available Shares at all times to be greater than the Maximum Deliverable Share Amount.

For this purpose, “Available Shares” means the number of Shares Counterparty currently has authorized (but not issued and outstanding) less the maximum number of Shares that may be required to be issued by Counterparty in connection with stock options, convertibles, and other commitments of Counterparty that may require the issuance or delivery of Shares in connection therewith.

Dividends:

Dividends:	If at any time during the period from and including the Trade Date, to but excluding the final Expiration Date, an ex-dividend date for a cash dividend occurs with respect to the Shares (an “Ex-Dividend Date”), and that dividend is different from the Regular Dividend on a per Share basis, then the Calculation Agent will, in its reasonable discretion, adjust the Strike Price, the Number of Warrants, the Daily Number of Warrants, the Warrant Entitlement and any other variable it deems appropriate to preserve the fair value of the Warrant after taking into account such dividend.

Regular Dividend:	Initially USD 0.06 per Share per quarter in respect of the Shares. In the event that, in any quarter, a regular quarterly Ex-Dividend Date occurs for which the amount of the corresponding cash dividend is different (the “New Dividend Amount”) from the Regular Dividend or no Ex-Dividend Date occurs (in which case the New Dividend Amount shall be zero), then following the adjustment by the Calculation Agent pursuant to “Dividends” above, the Regular Dividend shall equal the New Dividend Amount.

Extraordinary Dividends:	Any dividend other than Regular Dividends. For the avoidance of doubt, if more than one Ex-Dividend Date occurs in a quarter, the Calculation Agent shall designate any cash dividend other than a Regular Dividend as an Extraordinary Dividend and will, in its reasonable discretion, adjust the Strike Price, the Number of Warrants, the Daily Number of Warrants, the Warrant Entitlement and any other variable it deems appropriate to preserve the fair value of the Warrant after taking into account such dividend.

Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:	(a) Share-for-Share: Cancellation and Payment (subject to satisfaction by delivery of Shares as set forth in “Early Termination” below).

(b) Share-for-Other: Cancellation and Payment (subject to satisfaction by delivery of Shares as set forth in “Early Termination” below).

(c) Share-for-Combined: Cancellation and Payment (subject to satisfaction by delivery of Shares as set forth in “Early Termination” below).

Tender Offer:	Applicable

Consequences of Tender Offers:	(a) Share-for-Share: Cancellation and Payment (subject to satisfaction by delivery of Shares as set forth in “Early Termination” below).

(b) Share-for-Other: Cancellation and Payment (subject to satisfaction by delivery of Shares as set forth in “Early Termination” below).

(c) Share-for-Combined: Cancellation and Payment (subject to satisfaction by delivery of Shares as set forth in “Early Termination” below).

Nationalization, Insolvency or Delisting:	Cancellation and Payment (subject to satisfaction by delivery of Shares as set forth in “Early Termination” below). In addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System (or their respective successors, including without limitation the NASDAQ Global Market and NASDAQ Global Select Market); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange.

Determining Party:	As specified under “Early Termination”

For the avoidance of doubt, with respect to any Extraordinary Events hereunder, upon the occurrence of Cancellation and Payment in whole or in part, the parties agree that, notwithstanding anything to the contrary in the Equity Definitions, the provisions set forth in the Early Termination section below shall apply.

Additional Disruption Events:

Change in Law:	Applicable

Failure to Deliver:	Not Applicable

Insolvency Filing:	Applicable

Hedging Disruption Event:	Applicable

Increased Cost of Hedging:	Not Applicable

Loss of Stock Borrow:	Applicable; Section 12.9(b)(iv) of the Equity Definitions is hereby amended by deleting the text from and including “(A)” to and including “(B)” and by deleting the words “in each case”.

Maximum Stock Loan Rate:	1.0%

Increased Cost of Stock Borrow:	Applicable; provided that it shall be a condition to Counterparty’s right to make the election described in clause (C) of Section 12.9(b)(v) of the Equity Definitions that on the date of such election, none of Counterparty, its directors, executive officers, or any person controlling, or exercising influence over, its decision to make such election is in possession of any material non-public information with respect to Counterparty or the Shares; and provided further that, if Counterparty timely makes the election described in clause (A) or (B) of Section 12.9(b)(v) of the Equity Definitions, Counterparty shall thereafter remain entitled to terminate the Transaction pursuant to Section 12.9(b)(v) of the Equity Definitions upon two Scheduled Trading Days’ notice to JPM. Section 12.9(b)(v) of the Equity Definitions is hereby amended by deleting the text from and including “(X)” to and including “(Y)”.

Initial Stock Loan Rate:	0.25%

Hedging Party:	JPM

Determining Party:	As specified under “Early Termination”

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Other Provisions:

Additional Agreements:	If Counterparty would be obligated (but for the provisions of this paragraph) to pay cash to JPM pursuant to the terms of this Agreement for any reason, then such payment obligation may be satisfied by the delivery to JPM of a number of Shares (whether registered or unregistered) having a cash value equal to the amount of such payment obligation (such number of Shares to be delivered to be determined by the Calculation Agent to determine the number of Shares that could be sold by JPM over a reasonable period of time to realize the cash equivalent of such payment obligation taking into account any applicable discount (determined by the Calculation Agent) to reflect any restrictions on transfer as well as the market value of the Shares). Settlement relating to any delivery of Shares pursuant to this paragraph shall occur within a reasonable period of time. The number of Shares delivered pursuant to this paragraph shall not exceed the Maximum Deliverable Share Amount and shall be subject to the provisions set forth in subsection (c) under “Additional Agreements, Representations and Covenants of Counterparty, etc.” below.

Early Termination:	Notwithstanding Section 6(e) of the Agreement or Sections 12.7 or 12.8 of the Equity Definitions, if, with respect to the Transaction contemplated hereunder, (A) an Early Termination Date with respect to any Event of Default or any Termination Event, (B) a Merger Date with respect to any Merger Event or Tender Offer Date with respect to a Tender Offer, (C) a Closing Date with respect to an event described in Section 12.6 of the Equity Definitions, or (D) date as of which the Transaction is, or is deemed to have been, terminated or cancelled as a result of an applicable Additional Disruption Event (any such date, the “Relevant Date”) shall occur, then in lieu of calculating any payments hereunder pursuant to Section 6(e) of the Agreement or Sections 12.7 or 12.8 of the Equity Definitions, as applicable, (if a calculation under such sections would otherwise be required), the Calculation Agent shall determine in a commercially reasonable manner, the number of Shares deliverable by Counterparty to JPM on the following basis:

(1) such Relevant Date shall be the sole Exercise Date hereunder and Automatic Exercise shall be applicable to the unexercised Number of Warrants (the “Unexpired Number”);

(2) the Settlement Method shall be Net Share Settlement;

(3) Counterparty shall deliver to JPM the Net Share Settlement Amount on the Settlement Date with respect to such Relevant Date (“Early Termination Stock Settlement”); provided that, if Counterparty is delivering Shares as a result of a Merger Event, the Settlement Date for such delivery will be immediately prior to the effective time of the Merger Event and the Shares will be deemed delivered at such time such that JPM will be a holder of the Shares prior to such effective time;

(4) Net Share Settlement Amount shall mean (subject to the Maximum Deliverable Share Amount) a number of Shares equal to the sum of (A) the Share Delivery Quantity (as defined herein) and (B) the product of (x) the additional Shares per Warrant (the “Additional Shares”) determined by reference to the table attached as Annex A hereto based on the date on which such Relevant Date occurs and the VWAP Price on such date, (y) the Unexpired Number, and (z) the Warrant Entitlement;

(5) with respect to the determination of Additional Shares, if the actual VWAP Price is between two VWAP Price amounts in the table or the Relevant Date is between two Relevant Dates in the table, the Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the next higher and next lower VWAP Price amounts and the two nearest Relevant Dates, as applicable, based on a 365-day year; and

(6) with respect to any adjustment to the terms of the Transaction, the Calculation Agent, shall correspondingly adjust the Additional Shares and/or the VWAP Prices (each as set forth in the table in Annex A hereto) as of any date of such adjustments; provided, for the avoidance of doubt, that any such adjustments shall be made consistently with the applicable provisions of this Confirmation and the Equity Definitions. For the avoidance of doubt, any calculations made by the Calculation Agent with respect to this Transaction pursuant to Section 11.2(c), Section 12.2(d) or Section 12.3(c) of the Equity Definitions may take into account the Calculation Agent’s determination of the fair market value of the Shares under the then prevailing circumstances.

On or prior to the Relevant Date, if so requested by JPM upon advice of counsel, Counterparty shall (subject to its right to make the election described in the immediately succeeding paragraph) enter into a registration rights agreement with JPM in form and substance reasonably acceptable to JPM and Counterparty (which agreement will contain among other things, reasonable customary representations and warranties and indemnification, restrictions on sales during “blackout dates”, and provide for delivery of comfort letters, opinions of counsel, due diligence rights and other customary rights) and Counterparty shall satisfy the conditions contained therein and Counterparty shall file and use its commercially reasonable efforts to obtain the effectiveness a Registration Statement pursuant to Rule 415 under the Securities Act. If and when such Registration Statement shall have been declared effective by the Securities and Exchange Commission, Counterparty shall have made available to JPM such Prospectuses as JPM may reasonably request to comply with the applicable prospectus delivery requirements for the resale by JPM of such number of Shares as JPM shall specify (or, if greater, the number of Shares that Counterparty shall specify). Such Registration Statement shall be effective and Prospectus shall be current until the earliest of the date on which (i) all Shares delivered by Counterparty in connection with an Early Termination Date, (ii) JPM has advised Counterparty that it no longer requires that such Registration Statement be effective, (iii) all remaining Shares could be sold by JPM without registration pursuant to Rule 144 promulgated under the Securities Act (the “Termination Registration Period”) or (iv) Counterparty has provided a legal opinion of nationally recognized counsel in form and substance satisfactory to JPM (with customary assumptions and exceptions) that the Shares issuable upon exercise of these Warrants will be freely tradable under the Securities Act upon delivery to JPM and not subject to any legend restricting transferability. It is understood that the Registration Statement and Prospectus will cover a number of Shares equal to the number of Shares plus the aggregate number of Shares (if any) reasonably estimated by JPM to be potentially deliverable by Counterparty in connection with Early Termination Stock Settlement hereunder, but in no event exceeding the Maximum Deliverable Share Amount. On each day during the Termination Registration Period Counterparty shall represent that each of its filings under the Securities Act, the Exchange Act or other applicable securities laws that are required to be filed have been filed and that, as of the respective dates thereof and as of the date of this representation, they do not contain any untrue statement of a material fact or omission of a material fact required to be stated therein or necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

If Counterparty elects not to deliver Shares subject to an effective Registration Statement (or if some or all of the Shares delivered cannot be used to close out stock loans in the shares of Counterparty entered into to establish or maintain short positions by JPM in connection with this Transaction without a prospectus being required by applicable law to be delivered to such lender), the provisions of sub-paragraphs (B) and (C) set forth above under “Conditions Relating to Net Physical Settlement” shall apply, mutatis mutandis, as if the Net Physical Settlement Amount were the Transaction Early Termination Amount. “Transaction Early Termination Amount” means the Net Share Settlement Amount multiplied by the Settlement Price. In no event shall Counterparty be required to deliver to JPM a number of Shares greater than the Maximum Deliverable Share Amount.

Compliance With Securities Laws:	Counterparty represents and agrees that it has complied, and will comply, in connection with this Transaction and all related or contemporaneous sales and purchases of Shares, with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Rule 10b-5 and 13e and Regulation M under the Exchange Act.

Each party acknowledges that the offer and sale of the Transaction to it is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof. Accordingly, each party represents and warrants to the other party that (i) it has the financial ability to bear the economic risk of entering into the Transaction and is able to bear a total loss of its investment, (ii) it is an “accredited investor” as that term is defined in Regulation D as promulgated under the Securities Act and (iii) the disposition of this Transaction and the Shares is restricted under this Confirmation, the Securities Act and state securities laws.

Counterparty further represents and warrants that:

(a) Counterparty is not entering into this Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares);

(b) Counterparty represents and acknowledges that as of the date hereof and without limiting the generality of Section 13.1 of the Equity Definitions, JPM is not making any representations or warranties with respect to the treatment of the Transaction under FASB Statements 149 or 150, EITF Issue No. 00-19 (or any successor issue statements) or under FASB’s Liabilities & Equity Project;

(c) Counterparty is not, and after giving effect to the Transaction contemplated hereby, will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(d) As of the Trade Date and each date on which a payment or delivery is made by Counterparty hereunder, (i) the assets of Counterparty at their fair valuation exceed the liabilities of Counterparty, including contingent liabilities; (ii) the capital of Counterparty is adequate to conduct its business; and (iii) Counterparty has the ability to pay its debts and other obligations as such obligations mature and does not intend to, or believe that it will, incur debt or other obligations beyond its ability to pay as such obligations mature.

Account Details:	Account for payments to Counterparty:

Huntington National Bank
ABA#:
A/C Name: Mylan Laboratories Inc.
A/C: 01411114335

Account for payments to JPM:

JPMorgan Chase Bank, National Association,
New York
ABA#: 021-000-021
FAO: JPMorgan Chase Bank, National Association — London
A/C: 0010962009 CHASUS33

Account for delivery of Shares to JPM: DTC 060

Agreement Regarding Shares:	Counterparty agrees that, in respect of any Shares delivered to JPM, such Shares shall be, upon such delivery, duly and validly authorized, issued and outstanding, fully paid and non-assessable and subject to no adverse claims of any other party. The issuance of such Shares does not and will not require the consent, approval, authorization, registration or qualification of any government authority, except such as shall have been obtained on or before the delivery date of any Shares or as may be required in connection with any Registration Statement relating to any Shares.

Bankruptcy Rights:	In the event of Counterparty’s bankruptcy, JPM’s rights in connection with this Transaction shall not exceed those rights held by common shareholders. For the avoidance of doubt, the parties acknowledge and agree that JPM’s rights with respect to any other claim arising from this Transaction prior to Counterparty’s bankruptcy shall remain in full force and effect and shall not be otherwise abridged or modified in connection herewith.

Set-Off:	Each party waives any and all rights it may have to set-off, whether arising under any agreement, applicable law or otherwise.

Transfer:	Neither party may transfer its rights and delegate its obligations under this Transaction; provided, however, that JPM may assign its rights and delegate its obligations hereunder, in whole or in part, to any other person with prior consent of the Counterparty not to be unreasonably withheld. Either party may assign its rights and delegate its obligations hereunder, in whole or in part, to any other person (an “Assignee”) with the prior consent of the other party, effective (the “Transfer Effective Date”) upon delivery to such party of an executed acceptance and assumption by the Assignee (an “Assumption”) of the transferred obligations of the assigning party under this Transaction (the “Transferred Obligations”). Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing JPM to purchase, sell, receive or deliver any Shares or other securities to or from Counterparty, JPM may designate any of its affiliates to purchase, sell, receive or deliver such Shares or other securities and otherwise to perform JPM’s obligations in respect of this Transaction and any such designee may assume such obligations. JPM shall be discharged of its obligations to Counterparty only to the extent of any such performance.

Indemnity:	Seller (the “Indemnifying Party”) agrees to indemnify JPM, its Affiliates and their respective directors, officers, agents and controlling parties (each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint and several, to which such Indemnified Party may become subject because of a breach of any representation or covenant hereunder, in the Agreement or any other agreement relating to the Agreement or Transaction and will reimburse Indemnified Party for all reasonable expenses (including reasonable legal fees and expenses) as they are incurred in connection with the investigation of, preparation for, or defense of, any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto. The Indemnifying Party will not be liable under the foregoing Indemnity provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court to have resulted from an Indemnified Party’s gross negligence or willful misconduct.

Right to Extend:	JPM may postpone, in whole or in part, any Expiration Date or any other date of valuation or delivery with respect to some or all of the relevant Warrants (in which event the Calculation Agent shall make appropriate adjustments to the Daily Number of Warrants with respect to one or more Expiration Dates) if JPM determines, in its commercially reasonable judgment, that such extension is reasonably necessary or appropriate to preserve JPM’s hedging or hedge unwind activity hereunder in light of existing liquidity conditions or to enable JPM to effect purchases of Shares in connection with its hedging, hedge unwind or settlement activity hereunder in a manner that would, if JPM were Issuer or an affiliated purchaser of Issuer, be in compliance with applicable legal, regulatory or self-regulatory requirements, or with related policies and procedures applicable to JPM.
Additional Agreements, Representations and Covenants of Counterparty, Etc.:
(a)	Counterparty hereby represents and warrants to JPM, on each day from the Trade Date to and including the earlier of (i) March 17, 2007, and (ii) the date by which JPM is able to initially complete a hedge of its position created by this Transaction, that:
(1)	it will not, and will not permit any person or entity subject to its control to, bid for or purchase Shares during such period except pursuant to transactions or arrangements which have been approved by JPM or an affiliate of JPM; and

(2)	it has publicly disclosed all material information necessary for it to be able to purchase or sell Shares in compliance with applicable federal securities laws.
(b)	No collateral shall be required by either party for any reason in connection with this Transaction.
(c)	Notwithstanding anything to the contrary herein, JPM shall not be entitled to exercise any Warrant or take delivery of any Shares deliverable hereunder, and Automatic Exercise shall not apply with respect to any Warrant, to the extent (but only to the extent) that after such receipt of any Shares upon the exercise of such Warrant or otherwise hereunder JPM, or its ultimate parent entity would, directly or indirectly, be the beneficial owner (as such term is defined for purposes of Section 13(d) of the Exchange Act) at any time of more than 8.0 percent of the class of the Counterparty’s outstanding equity securities that is comprised of the Shares (an “Excess Share Owner”).

JPM shall provide prior notice to Counterparty if the exercise of any Warrant or delivery of Shares hereunder would cause JPM to become, directly or indirectly, an Excess Share Owner; provided that the failure of JPM to provide such notice shall not alter the effectiveness of the provisions set forth in the preceding sentence and any purported exercise or delivery in violation of such provisions shall be void and have no effect. If any delivery owed to JPM hereunder is not made, in whole or in part, as a result of this provision, Counterparty’s obligation to make such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after JPM gives notice that such delivery would not result in JPM being an Excess Share Owner; provided that any such notice must be delivered by JPM no later than September 30, 2012.

If JPM is not entitled to exercise any Warrant because such exercise would cause JPM to become, directly or indirectly, an Excess Share Owner and JPM thereafter disposes of Shares owned by it or any action is taken that would then permit JPM to exercise such Warrant without such exercise causing it to become, directly or indirectly, an Excess Share Owner, then JPM shall provide notice of the taking of such action to Counterparty and such Warrant shall then become exercisable by JPM to the extent such Warrant is otherwise or had otherwise become exercisable hereunder; provided that any such notice must be delivered by JPM no later than September 30, 2012. In such event, the Expiration Date with respect to such Warrant shall be the date on which Counterparty receives such notice from JPM, and the related Settlement Date shall be as soon as reasonably practicable after receipt of such notice but no more than three (3) Exchange Business Days thereafter (but in no event shall the Settlement Date occur prior to the date on which it would have otherwise occurred but for the provisions of this subsection); provided that the related Net Physical Settlement Amount shall be the same as the Net Physical Settlement Amount but for the provisions of this subsection. In addition, within 30 calendar days of a Settlement Date, Counterparty shall use its reasonable efforts to refrain from activities that could reasonably be expected to result in JPM’s ownership of Shares exceeding 10% of all issued and outstanding Shares.
Matters Relating to Agent:
Each party agrees and acknowledges that (i) J.P. Morgan Securities Inc., an affiliate of JPM (the “Agent” or “JPMSI”), has acted solely as agent and not as principal with respect to this Transaction and (ii) JPMSI has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of this Transaction (including, if applicable, in respect of the settlement thereof). Each party agrees it will look solely to the other party (or any guarantor in respect thereof) for performance of such other party’s obligations under this Transaction.
ISDA Master Agreement:
With respect to the Agreement, JPM and Counterparty each agree as follows:
“Specified Entity” means in relation to Seller and in relation to Counterparty for purposes of this Transaction: Not applicable.
The provisions of “Default under Specified Transaction” set forth in Section 5(a)(v) of the Agreement shall not apply to JPM or Counterparty.
The “Cross Default” provisions of Section 5(a)(vi) of the Agreement shall not apply to JPM or Counterparty.
The “Credit Event Upon Merger” provisions of Section 5(b)(iv) of the Agreement will not apply to JPM and Counterparty.
Additional Termination Event. If within the period commencing on the Trade Date and ending on the second anniversary of the Premium Payment Date, Buyer reasonably determines that it is advisable to terminate all or a portion of the Transaction so that Buyer’s related hedging activities will comply with applicable securities laws, rules or regulations, (1) Buyer shall have the right to designate such event an Additional Termination Event and designate an Early Termination Date pursuant to Section 6(b) of the Agreement and (2) Seller shall be deemed the sole Affected Party and the Transaction (or terminated portion thereof) shall be deemed the sole Affected Transaction.
The “Automatic Early Termination” provision of Section 6(a) of the Agreement will not apply to JPM or to Counterparty.

Payments on Early Termination. For the purpose of Section 6(e) of the Agreement: (i) Loss shall apply; and (ii) the Second Method shall apply.
“Termination Currency” means USD.
Tax Representations.
(I)	Payer Representations. For the purpose of Section 3(e) of the Agreement, each party represents to the other party that it is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii), or 6(e) of the Agreement) to be made by it to the other party under the Agreement. In making this representation, each party may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement, and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement, and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement; provided that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) of the Agreement by reason of material prejudice to its legal or commercial position.
(II)	Payee Representations. For the purpose of Section 3(f) of the Agreement, each party makes the following representations to the other party:
(i)	JPM represents that it is a national banking association organized under the laws of the United States.

(ii)	Counterparty represents that it is a corporation incorporated in Pennsylvania.
Delivery Requirements. For the purpose of Sections 4(a)(i) and (ii) of the Agreement, each party agrees to deliver the following documents:
(a)	Tax forms, documents or certificates to be delivered are:

Each party agrees to complete (accurately and in a manner reasonably satisfactory to the other party), execute, and deliver to the other party, United States Internal Revenue Service Form W-9 or W-8 BEN, or any successor of such form(s): (i) before the first payment date under this agreement; (ii) promptly upon reasonable demand by the other party; and (iii) promptly upon learning that any such form(s) previously provided by the other party has become obsolete or incorrect.

(b)	Other documents to be delivered:

Party Required to			Covered by Section
Deliver Document	Document Required to be Delivered	When Required	3(d) Representation
Counterparty and JPM	Evidence of the authority and true signatures of each official or representative signing this Confirmation	Upon or before the Effective Date	Yes

Counterparty	Certified copy of the resolution of the Board of Directors or equivalent document authorizing the execution and delivery of this Confirmation and such other certificate or certificates as JPM shall reasonably request	Upon or before the Effective Date	Yes

Counterparty	An opinion of counsel, dated as of the Effective Date and reasonably acceptable to JPM in form and substance, with respect to the matters set forth in Section 3(a) of the Agreement	Upon or before the Effective Date	No

Addresses for Notices: For the purpose of Section 12(a) of the Agreement:
Address for notices or communications to JPM for all purposes:

Address:	JPMorgan Chase Bank, National Association
277 Park Avenue, 11th Floor
New York, NY 10172

Attention:	Eric Stefanik, Operations Analyst
EDG Corporate Marketing
Facsimile No.:	+1 212 622 5814
Telephone No.:	+1 212 622 8534
Address for notices or communications to Counterparty for all purposes:

Address:	1500 Corporate Drive, Canonsburg, PA 15317
Attention:	Edward J. Borkowski
Telephone No.:	724-514-1870
Facsimile No.:	724-514-1871
Process Agent: For the purpose of Section 13(c) of the Agreement, neither party appoints a Process Agent.
Multibranch Party. For the purpose of Section 10(c) of the Agreement: Counterparty is not a Multibranch Party. The Office of JPM for the Transaction is: London
JPMorgan Chase Bank, National Association
London Branch
P.O. Box 161
60 Victoria Embankment
London EC4Y 0JP
England
Calculation Agent. The Calculation Agent is JPM. Upon the request of either party, the Calculation Agent (or, in the case of a determination made by a party (including a party acting as Determining Party or Hedging Party), such party) shall, no later than the 5th Business Day following such request, provide the parties with a statement showing, in reasonable detail, the computations (including any relevant quotations) by which it has determined any amount payable or deliverable under, or any adjustment to the terms of, this Transaction. All judgments, determinations and calculations hereunder by the Calculation Agent or by a party hereto shall be performed in good faith and in a commercially reasonable manner.
Credit Support Document.
JPM: Not Applicable.
Counterparty: Not Applicable
Credit Support Provider.

With respect to JPM: Not Applicable.
With respect to Counterparty: Not Applicable.
Governing Law. This Confirmation will be governed by, and construed in accordance with, the laws of the State of New York.
Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Transaction. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.
Netting of Payments. The provisions of Section 2(c) of the Agreement shall not be applicable to this Transaction.
Basic Representations. Section 3(a) of the Agreement is hereby amended by the deletion of “and” at the end of Section 3(a)(iv); the substitution of a semicolon for the period at the end of Section 3(a)(v) and the addition of Sections 3(a)(vi), as follows:
Eligible Contract Participant; Line of Business. Each party agrees and represents that it is an “eligible contract participant” as defined in Section 1a(12) of the U.S. Commodity Exchange Act, as amended (“CEA”), this Agreement and the Transaction thereunder are subject to individual negotiation by the parties and have not been executed or traded on a “trading facility” as defined in Section 1a(33) of the CEA, and it has entered into this Confirmation and this Transaction in connection with its business or a line of business (including financial intermediation), or the financing of its business.
Acknowledgements:
(a)	The parties acknowledge and agree that there are no other representations, agreements or other undertakings of the parties in relation to this Transaction, except as set forth in this Confirmation.
(b)	The parties hereto intend for:
(i)	Buyer to be a “financial institution” as defined in Section 101(22) of Title 11 of the United States Code (the “Bankruptcy Code”) and this Transaction to be a “securities contract” as defined in Section 741(7) of the Bankruptcy Code and a “swap Agreement” as defined in Section 101(53C) of the Bankruptcy Code, qualifying for the protections of, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code;

(ii)	a party’s right to liquidate this Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” as defined in the Bankruptcy Code;

(iii)	all payments for, under or in connection with this Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” as defined in the Bankruptcy Code.
Amendment of Section 6(d)(ii). Section 6(d)(ii) of the Agreement is modified by deleting the words “on the day” in the second line thereof and substituting therefor “on the day that is three Local Business Days after the day”. Section 6(d)(ii) is further modified by deleting the words “two Local Business Days” in the fourth line thereof and substituting therefor “three Local Business Days.”

Amendment of Definition of Reference Market-Makers. The definition of “Reference Market-Makers” in Section 14 is hereby amended by adding in clause (a) after the word “credit” and before the word “and” the words “or to enter into transactions similar in nature to the Transactions.”
Disclosure. Each party hereby acknowledges and agrees that JPM has authorized Counterparty to disclose this Transaction and any related hedging transaction between the parties if and to the extent that Counterparty reasonably determines (after consultation with JPM) that such disclosure is required by law or by the rules of the New York Stock Exchange or any securities exchange. Notwithstanding the foregoing, effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.
Severability. If any term, provision, covenant or condition of this Confirmation, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable in whole or in part for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Confirmation had been executed with the invalid or unenforceable provision eliminated, so long as this Confirmation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Confirmation and the deletion of such portion of this Confirmation will not substantially impair the respective benefits or expectations of parties to this Agreement; provided, however, that this severability provision shall not be applicable if any provision of Section 2, 5, 6 or 13 of the Agreement (or any definition or provision in Section 14 to the extent that it relates to, or is used in or in connection with any such Section) shall be so held to be invalid or unenforceable.
Affected Parties. For purposes of Section 6(e) of the Agreement, each party shall be deemed to be an Affected Party in connection with Illegality and any Tax Event.
[Signatures follow on separate page]

     Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Very truly yours,

J.P. MORGAN SECURITIES INC., as agent for JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

By:	/s/ Santosh Sreenivasan

Name:	Santosh Sreenivasan
Title:	Executive Director
Confirmed as of the date first above written:
MYLAN LABORATORIES INC.

By:	/s/ Edward J. Borkowski

Name:	Edward J. Borkowski
Title:	Chief Financial Officer
JPMorgan Chase Bank, National Association
Organised under the laws of the United States as a National Banking Association.
Main Office 1111 Polaris Parkway, Columbus, Ohio 43271
Registered as a branch in England & Wales branch No. BR000746. Registered
Branch Office 125 London Wall, London EC2Y 5AJ
Authorised and regulated by the Financial Services Authority

Annex A

	Time Value per Warrant - Net Additional Shares per Warrant
VWAP Price	1-Sep- 07	1-Mar- 08	1-Sep- 08	1-Mar- 09	1-Sep- 09	1-Mar- 10	1-Sep- 10	1-Mar- 11	1-Sep- 11	8-Aug- 12
$15.00	0.255	0.232	0.208	0.181	0.153	0.121	0.087	0.050	0.015	0.000
$19.50	0.294	0.275	0.256	0.234	0.210	0.183	0.153	0.116	0.068	0.000
$22.43	0.292	0.274	0.256	0.235	0.213	0.188	0.160	0.128	0.088	0.000
$22.50	0.292	0.274	0.255	0.235	0.213	0.188	0.160	0.128	0.088	0.000
$25.00	0.580	0.540	0.500	0.457	0.409	0.178	0.148	0.112	0.070	0.000
$27.50	0.356	0.331	0.305	0.277	0.247	0.213	0.175	0.130	0.076	0.000
$28.50	0.370	0.344	0.319	0.291	0.261	0.227	0.190	0.144	0.089	0.000
$30.00	0.389	0.364	0.339	0.312	0.282	0.249	0.211	0.166	0.111	0.000
$31.20	0.404	0.379	0.355	0.328	0.299	0.265	0.228	0.183	0.129	0.000
$35.00	0.338	0.315	0.292	0.266	0.239	0.208	0.173	0.131	0.080	0.000
$40.00	0.276	0.255	0.234	0.211	0.186	0.157	0.126	0.089	0.047	0.000
$45.00	0.232	0.213	0.194	0.172	0.150	0.124	0.097	0.066	0.032	0.000
$55.00	0.175	0.158	0.142	0.125	0.107	0.087	0.066	0.043	0.021	0.000
$65.00	0.139	0.126	0.112	0.098	0.083	0.067	0.050	0.033	0.017	0.000
$75.00	0.116	0.104	0.093	0.081	0.068	0.055	0.042	0.028	0.014	0.000
$85.00	0.100	0.089	0.079	0.069	0.058	0.047	0.036	0.024	0.013	0.000
$92.50	0.090	0.081	0.072	0.062	0.053	0.043	0.033	0.022	0.012	0.000
$100.00	0.082	0.074	0.066	0.057	0.048	0.039	0.030	0.020	0.011	0.000